UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Jacada Signs Material Contract with a Large North American Insurance Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

Date:	January 8, 2008	By:	/s/ Tzvia Broida
			Name:	Tzvia Broida
			Title:	Chief Financial Officer

Jacada Signs Material Contract with a Large North American Insurance Company

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with a major North American insurance company. Revenue from the contract, which was signed in December 2007, will be recognized in future quarters.

As with companies in most industries, insurance providers can gain a significant competitive edge by providing superior customer service. The company sought a solution that would allow it to increase policy revenues and improve customer retention while at the same time reducing operational costs. By implementing the Jacada unified customer service desktop, the insurance provider will be able to simplify and automate customer service processes, which will reduce training costs and provide better and timelier access to the data needed to drive more profitable interactions and deliver a superior customer experience.

“After building momentum for our contact center solutions in the telecommunications, retail, public utility and hospitality verticals, we are now seeing significant interest from the financial services and insurance markets,” said Paul O’Callaghan, chief executive officer of Jacada. “This win is very important for Jacada. This is a large contract with a brand name insurance company that follows in quick succession similar investments in Jacada technology by other insurance leaders. As with other industries, companies in the financial services market have a strong focus on customer retention, improving the customer experience and increasing cross-sell and up-sell opportunities. These are all boardroom initiatives that Jacada solutions and expertise can successfully accomplish.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Media Contact:
Cindy Curtin Knezevich, 770-352-1300
cindyk@jacada.com
or
Hayden Communications
Investor Relations Contact:
Peter Seltzberg, 646-415-8972
peter@haydenir.com